New Green Technologies, Inc. 19337 US Highway 19 North, Suite 525 Clearwater, Fl. 33764 Telephone (727) 451-6565 April 9, 2010

Securities and Exchange Commission
Division of Corporate Finance
Ms. Jennifer Thompson
Branch Chief
Mail Stop 3561
Washington, D.C. 20549-0404

Re:
New Green Technologies, Inc.
Form 10-K for fiscal year Ended December 31, 2008
Filed May 11, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 20, 2009
Form 10-Q for the Quarterly Periods Ended June 30, 2008 and September 30, 2008
Filed August 13, 2008 and November 19, 2008

File No. 0-29743

Dear Ms. Thompson,

Responses to your comments are provided below.

Form 10K for the Year ended December 31, 2008

General

1.	We will be more responsive and detailed in our current and future correspondence with your office and our filings.

Financial Statements, page F-1

Balance Sheets, page F-3

2.
In Form 10K for the year ended December 31, 2009 we will include the following:

“The company has reviewed ASC 350-30-35-3 in reaching its conclusion that the intangible assets of CAVD and BORS/PLASMA have indefinite lives. For the CAVD there are no legal, regulatory or contractual limitations.  There are other technologies seeking to satisfy the same market needs, but none have commercial units nor is their technology the same. From an economic stand point the CAVD is more cost effective and has the capability of serving a wider range of markets.  For the BORS/PLASMA there are no legal, regulatory or contractual limitations. The BORS is a unique process which has economic value with the increase in oil prices.  The current price levels need to rise for the market/ demand to merit investing in marketing and production. The PLASMA technology has no legal, regulatory or contractual limitations.  The PLASMA technology can be integrated with the CAVD in applications where hazardous byproducts result and need to be disposed of in a continuous closed operation.”

The business section will be expanded to include the following additional descriptive information:

“Catalytically Activated Vacuum Distillation (CAVD) employs thermal cracking under vacuum for waste remediation and the production of alternative fuels from various solid feed stocks. Applications include automobile shredder waste, biomass including tobacco waste, citrus waste and distillers grains, textiles including carpet waste, and plastics. Depending on the feedstock, the system can be tailored to recover marketable gaseous, solid and liquid end-products. The system can be configured for waste remediation or waste to energy, depending on the user’s needs and feedstock. In biomass utilization, tests have shown the CAVD to produce liquid fuels with much higher caloric value than seen for similar technologies.

The Balanced Oil Recovery System (BORS Lift) is a device to recover petroleum from shallow, low-volume stripper wells (10 barrels per day or less). By lifting oil rather than pumping, the BORS Lift eliminates conventional rods, tubing, downhole pumps or pumping units and related maintenance costs, and allows recovery of the oil while leaving water present in the well behind.

Submerged Plasma Arc Pyrolysis (PLASMA) is designed to recycle a variety of liquid materials into a clean burning, combustible fuel.  Some of the materials for which this unit was designed to convert to a useful, combustible gas include:  chemical/hydrocarbon contaminated soil effluent, PCB contaminated transformer oil, water/land-based oil spills, refinery pit oil, antifreeze,  solvents,  processing oils, hazardous runoff water, paint sludge, crankcase sludge, bilge water, tank bottoms, and chemical wash water.

All three technologies have been proven out and the company is still in the process of testing them to determine the best way for them to be brought to market.  We expect them to be brought to market in 2011 and 2012.”

3.
The impairment analysis for CAVD Technology as an intangible asset with an indefinite life per ASC 360-10-35-21 is as follows:

We performed an impairment analysis on the CAVD Technology over at least the nextseven years and expect Revenues to be at least $56,000,000 with resulting cash flow from operations to be at least $16,800,000.  Revenue and net income for the CAVD is expected to begin in 2011.

The impairment analysis for BORS Technology as an intangible asset with anindefinite life per ASC 360-10-35-21 is as follows:

We performed an impairment analysis on the BORS LIFT Technology over at least thenext seven years and expect Revenues to be at least $5,595,450 with resulting cash flow from operation to be at least $1,165,719.  Revenue and net income for the BORS LIFT is expected to begin in 2012.

The impairment analysis for PLASMA Technology as an intangible asset with an indefinite life per ASC 360-10-35-21 is as follows:

We performed an impairment analysis on the PLASMA Technology over at least thenext seven years and expect Revenues to be at least $12,000,000 with resulting cash flow from operation to be at least $2,400,000.  Revenue and net income for the PLASMA Technology is expected to begin in 2012.

Note 9 – Commitments and Contingencies, page F-11

4.
The following will be included in our Form 10K for the Year ended December 31, 2009 within the Statement of Stockholders Equity.

“In 2004 when the Company then known as Televoice Communication merged with Home Services International Inc., debts were allegedly owed to Home Services International vendors.  Home Services chose to pay the vendors by issuing common shares but failed to provide any supporting detail to support issuances.  Since no records were turned over to the Company to allow verification, the shares which had been issued in 2004 were held in escrow. In 2008, it was determined with the advice of legal council, that the most cost effective solution was to mail the certificates certified mail to the last known address.  Those certificates returned to the Company would be turned over to the State of Florida as abandoned property.”

Item 9A(T) – Controls and Procedures, page13

Comments number 5 through 9 are addressed in our amended Form 10KA for the year end December 31, 2008.

Form 10-Q for the Period Ended March 31, 2009

Item 4T. Controls and Procedures, page 20

10.	This is to confirm that the company will comply with Item 307 and 308T (b) of the Regulation S-K in all future filings of Form 10-Q

11.	This is to confirm that all future filings made after receipt of comment letters will incorporate all agreed upon changes in prior responses.

We trust that the above is satisfactory.

Sincerely,
/s/ George Ring                                                                                                                                                                                               April 9, 2010

George Ring
Chief Executive Officer and Acting Principal Financial Officer